Exhibit 99.1
NEWS

Starfield Resources Appoints
Vice President of Operations

Toronto, Ontario - October 9, 2007 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced the appointment of Fred Mason as Vice President of Operations.  In this role, Mr. Mason will be responsible for the administration and operations of the Ferguson Lake project in Nunavut.

Mr. Mason comes to Starfield with over 35 years of experience with senior mining companies.  Most recently, Mr. Mason was Construction Manager at New Gold Inc.’s New Afton Copper-Gold project, located near Kamloops, British Columbia.  Previously he was Vice President and General Manager at Kinross Gold Corporation’s Refugio project near Copiapo, Chile, and General Manager of the Pascua Lama project for Barrick Gold Corporation, situated on the border of Chile and Argentina.  Mr. Mason was also Vice President of Operations and Senior Manager of Mining for Freeport-McMoran Copper & Gold Inc. in Indonesia and General Manager at the Toquepala Area for Southern Peru Copper, now known as Southern Copper Corporation.

“I am very pleased to welcome Mr. Mason to Starfield’s executive team,” said André Douchane, President and Chief Executive Officer.  “Fred brings with him a wealth of operating and construction knowledge that will be valuable as we advance with the operations at Ferguson Lake.”

About Starfield

Starfield Resources Inc. is an advanced exploration and emerging early stage development company focused on its Ferguson Lake Palladium-Platinum-Nickel-Cobalt-Copper property in Nunavut, Canada.  The property is emerging as Nunavut's largest ongoing base and precious metal project. Starfield has developed a novel, environmentally friendly and energy-efficient hydrometallurgical flowsheet to recover platinum, palladium, cobalt, nickel and copper from Ferguson Lake massive sulphides.

For further information contact:

André J. Douchane President and Chief Executive Officer Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	Colin Languedoc Senior Account Executive Barnes McInerney Inc. 416-367-5000 ext. 249 clanguedoc@barnesmcinerney.com

This news release may contain forward-looking statements, including those describing Starfield’s future plans and the expectations of management that a stated result or condition will occur.  Any statement addressing future events or conditions necessarily involves inherent risk and uncertainty. Actual results can differ materially from those anticipated by management at the time of writing due to many factors, the majority of which are beyond the control of Starfield and its management.

www.starfieldres.com

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